Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Conference Calls of the 2nd quarter 2018 Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor- relations), the company will hold conference calls on July 31, 2018, of the second quarter 2018 result. The information and forecasts presented are based on information available up to the time of the events and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that, with respect to the public conference calls, Itaú Unibanco Holding provides:

•   On the night of July 30, 2018:

▪	The slides that will be presented, both in English and Portuguese (also sent to the Brazilian Securities and Exchange Commission - CVM and to B3);

•   Following the scheduled end to the calls (11:30 a .m. in English and 1:00 p.m. in, Portuguese, Brasília time):

▪	Audio replays by calling (55 11) 3193-1012 or (55 11) 2820-4012, the passwords being 7174800# (English) and 4937034# (Portuguese). The replays will be available immediately following the calls until August 6, 2018;

▪	The audio formats in the Investor Relations site within two hours; and

▪	The transcriptions of the audio replays within a period of five days after the calls.

The public release of this information underscores our commitment to the transparency of our announcements to our different strategic audiences.

São Paulo, July 30, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

Conference Call 2nd quarter 2018 - Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations Marcos Magalhães Merchant Acquirer Executive Director 1

Managerial Income Statement As from the first quarter of 2018, we have started to present Citibank’s retail operations in Brazil line by line in our managerial income statement. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, has been consolidated in our financial statements, as we are the controlling stockholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods before the second quarter of 2016 are presented in this conference call presentation. Itaú Unibanco Holding S.A. 2

Highlights Performance Indicators Capital Ratios – BIS III 1 Credit Quality Net Income Tier I Capital NPL90 R$6.4 billion - 0.6% (2Q18/1Q18) 14.2% - 30 bps (Jun-18 / Mar-18) 2.8% - 30 bps (Jun-18 / Mar-18) R$12.8 billion + 3.7% (1H18/1H17) + 70 bps (Jun-18 / Jun-17) - 40 bps (Jun-18 / Jun-17) ROE (p.a.) Common Equity Tier I (CET I) Coverage Ratio 21.6% - 60 bps (2Q18/1Q18) 13.2% - 40 bps (Jun-18 / Mar-18) 248% + 1,200 bps (Jun-18 / Mar-18) 22.0% + 20 bps (1H18/1H17) - 30 bps (Jun-18 / Jun-17) + 500 bps (Jun-18 / Jun-17) In R$millions, except when indicated 2Q18 1Q18 1H18 1H17 Financial Margin with Clients 15,953 692 31,214 (95) Financial Margin with the Market 1,342 (396) 3,080 (411) Commissions and Fees and Result 10,371 241 20,501 1,562 from Insurance Operations 2 Cost of Credit (3,601) 187 (7,388) 2,367 Non-Interest Expenses (12,261) (585) (23,938) (1,386) Income before Tax And 10,151 174 20,127 1,905 Minority Interests Effective Tax Rate 34.4% 34.6% - 30 bps + 350 bps Recurring Net Income 6,382 (38) 12,801 457 Credit Portfolio 3 623,256 +3.7% 623,256 +6.1% 1 Fully loaded Basel III rules; 2 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses; 3 Includes financial guarantees provided and corporate securities. Itaú Unibanco Holding S.A. 3

Results

In R$ billions	2Q18	1Q18	Δ	1H18	1H17	Δ
Operating Revenues	**28.0**	**27.4**	**2.2%**	**55.4**	**54.5**	**1.8%**
Managerial Financial Margin	17.3	17.0	1.7%	34.3	34.8	-1.5%
Financial Margin with Clients	16.0	15.3	4.5%	31.2	31.3	-0.3%
Financial Margin with the Market	1.3	1.7	-22.8%	3.1	3.5	-11.8%
Commissions and Fees	8.7	8.5	2.3%	17.3	15.9	8.6%
Result from Insurance [1]	2.0	1.9	5.3%	3.9	3.8	2.8%
Cost of Credit	**(3.6)**	**(3.8)**	**-4.9%**	**(7.4)**	**(9.8)**	**-24.3%**
Provision for Loan Losses	(4.3)	(4.1)	3.9%	(8.4)	(10.3)	-18.9%
Impairment	(0.0)	(0.2)	-99.3%	(0.2)	(0.5)	-65.7%
Discounts Granted	(0.3)	(0.3)	-3.9%	(0.6)	(0.5)	1.8%
Recovery of Loans Written Off as Losses	0.9	0.8	18.9%	1.7	1.7	3.4%
Retained Claims	**(0.3)**	**(0.3)**	**19.9%**	**(0.6)**	**(0.6)**	**5.7%**
Other Operating Expenses	**(13.9)**	**(13.4)**	**4.1%**	**(27.3)**	**(25.9)**	**5.4%**
Non-interest Expenses	(12.3)	(11.7)	5.0%	(23.9)	(22.6)	6.1%
Tax Expenses and Other [2]	(1.7)	(1.7)	-1.9%	(3.4)	(3.4)	0.5%
Income before Tax and Minority Interests	**10.2**	**10.0**	**1.7%**	**20.1**	**18.2**	**10.5%**
Income Tax and Social Contribution	**(3.5)**	**(3.5)**	**1.0%**	**(7.0)**	**(5.7)**	**22.9%**
Minority Interests in Subsidiaries	**(0.3)**	**(0.1)**	**184.9%**	**(0.4)**	**(0.2)**	**68.7%**
Recurring Net Income	**6.4**	**6.4**	**-0.6%**	**12.8**	**12.3**	**3.7%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
4

Recurring Net Income and ROE In R$billions 22.0% 21.5% 21.6% 21.9% 22.2% 21.6% 20.7% 16.0% 15.5% 14.5% 14.0% 14.0% 13.5% 13.5% 5.8 6.2 6.2 6.3 6.3 6.4 6.4 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Recurring Net Income Annualized Recurring Return on Average Equity (quarterly) - Consolidated Cost of Equity Itaú Unibanco Holding S.A. 5

Business Model

In R$ billions

1H18	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	55.4	28.4	0.9	25.2	1.0
Managerial Financial Margin	34.3	22.8	0.9	9.6	1.0
Commissions and Fees	17.3	5.6	0.0	11.7	-
Result from Insurance [1]	3.9	-	-	3.9	-
Cost of Credit	(7.4)	(7.4)	-	-	-
Retained Claims	(0.6)	-	-	(0.6)	-
Non-interest Expenses and Other Expenses [2]	(27.7)	(13.1)	(0.6)	(13.9)	(0.1)
Recurring Net Income	12.8	4.5	0.3	7.1	0.9
Average Regulatory Capital	121.3	61.6	1.7	35.1	22.8
Value Creation	5.0	0.5	0.2	4.9	(0.5)
Recurring ROE	22.0%	14.5%	34.2%	40.5%	8.0%

1H17	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	54.5	28.3	1.0	23.7	1.4
Managerial Financial Margin	34.8	23.3	1.0	9.1	1.4
Commissions and Fees	15.9	5.0	0.0	10.9	-
Result from Insurance [1]	3.8	-	-	3.8	-
Cost of Credit	(9.8)	(9.8)	-	-	-
Retained Claims	(0.6)	-	-	(0.6)	-
Non-interest Expenses and Other Expenses [2]	(26.1)	(12.5)	(0.2)	(13.4)	(0.1)
Recurring Net Income	12.3	4.2	0.5	6.5	1.2
Average Regulatory Capital	116.3	57.5	2.6	29.7	26.5
Value Creation	4.1	0.0	0.3	4.5	(0.7)
Recurring ROE	21.8%	14.5%	31.5%	44.7%	8.9%

Δ	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	1.0	0.1	(0.1)	1.4	(0.4)
Managerial Financial Margin	(0.5)	(0.5)	(0.1)	0.6	(0.4)
Commissions and Fees	1.4	0.6	(0.0)	0.8	-
Result from Insurance [1]	0.1	-	-	0.1	-
Cost of Credit	2.4	2.4	-	-	-
Retained Claims	(0.0)	-	-	(0.0)	-
Non-interest Expenses and Other Expenses [2]	(1.6)	(0.7)	(0.3)	(0.6)	0.0
Recurring Net Income	0.5	0.3	(0.2)	0.6	(0.3)
Average Regulatory Capital	4.9	4.1	(0.9)	5.5	(3.8)
Value Creation	0.9	0.5	(0.2)	0.4	0.2
Recurring ROE	20 bps	0 bps	270 bps	-410 bps	-90 bps

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

6

Credit Portfolio In R$billions, end of period 2Q18 1Q18 2Q17 191.4 1.9% 179.4 8.7% Individuals 195.0 Credit Card Loans 66.1 65.0 1.7% 56.4 17.2% Personal Loans 28.3 27.4 3.5% 25.9 9.6% Payroll Loans 45.4 44.7 1.6% 44.8 1.4% Vehicle Loans 14.7 14.3 2.4% 14.1 3.9% Mortgage Loans 40.5 40.0 1.3% 38.3 5.9% Companies 228.1 225.0 1.4% 235.2 -3.0% Corporate Loans 162.5 162.0 0.3% 175.4 -7.4% Very Small, Small and Middle Market Loans 65.6 63.0 4.1% 59.8 9.8% Latin America 165.5 150.0 10.3% 137.7 20.1% Total with Financial Guarantees Provided 588.6 566.4 3.9% 552.3 6.6% Corporate Securities 34.6 34.7 -0.2% 35.0 -1.0% Total with Financial Guarantees Provided and Corporate Securities 623.3 601.1 3.7% 587.3 6.1% Total with Financial Guarantees Provided and Corporate Securities 623.3 621.0 0.4% 618.0 0.9% (ex-foreign exchange rate variation) Note: Excluding the effect of foreign exchange variation, the Corporate Loans portfolio would have decreased 3.1% in the quarter and 10.5% in the 12-month period and the Latin America portfolio would have increased 2.0% in the quarter and 3.1% in the 12-month period. Itaú Unibanco Holding S.A. 7

Credit1 Origination and Private Securities Issuance | Brazil Base 100 = 2Q14 Total Credit2 – Brazil Credit2 - Individuals YoY (%) YoY (%) -4% -24% 21% 24% -9% -22% 13% 14% 100 91 80 91 111 71 100 96 89 73 2Q14 2Q15 2Q16 2Q17 2Q18 2Q14 2Q15 2Q16 2Q17 2Q18 Credit2 – Very Small, Small Credit2 – Corporate Private Securities Issuance3 and Middle Market YoY (%) YoY (%) YoY (%) -64% -15% -14% 12% 13% -8% -26% 10% 8% -31% 403% 30% 100 85 92 100 92 81 162 73 82 68 75 124 100 69 25 2Q14 2Q15 2Q16 2Q17 2Q18 2Q14 2Q15 2Q16 2Q17 2Q18 2Q14 2Q15 2Q16 2Q17 2Q18 Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. 1 Average origination per working day in the quarter, except for private securities issuance. 2 Does not include private securities issuance. 3 Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). Itaú Unibanco Holding S.A. 8

Net Interest Margin and Financial Margin with Clients Annualized Average Rate Consolidated Brazil 6% 12.3% 12.0% 12.0% 12.2% 10.5% 10.8% 10.3% 10.3% 10.1% 9.9% 9.9% 9.9% 9.2% 8.9% 9.0% 9.5% 6.8% 6.7% 7.3% 7.4% 7.1% 7.4% 7.6% 6.6% 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q17 4Q17 1Q18 2Q18 Annualized average rate of financial margin with clients Annualized average risk-adjusted financial margin with clients Change in Financial Margin with Clients In R$millions 264 15,953 1 3 and Latin America 2Q18 2 Financial Margin with Clients 1 Change in the composition of assets with credit risk between periods. 2 Considers credit and private securities portfolio net of overdue balance over 60 days. 3 Spreads variation of assets with credit risk between periods. Itaú Unibanco Holding S.A. 9

Financial Margin with the Market In R$billions 1.7 1.7 1.7 1.8 1.8 1.7 1.6 1.6 1.5 1.4 1.7 1.5 1.7 2.0 1.9 1.6 1.7 1.4 1.4 0.1 1.3 1.5 1.8 1.7 1.6 1.2 1.3 1.1 1.2 1.3 0.9 0.3 0.3 0.3 0.2 0.3 0.5 0.1 0.2 0.2 0.2 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Sale of B3 Shares Financial Margin with the Market - Brazil1 Financial Margin with the Market - Latin America 2, 3 1-year moving average of Financial Margin with the Market ¹ Includes units abroad ex-Latin America; 2 Excludes Brazil; 3 The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Itaú Unibanco Holding S.A. 10

Credit Quality 90-day NPL Ratio - Consolidated -% 15 to 90-day NPL Ratio - Consolidated -% 6 3.3 2 3.2 2.9 3.0 2.9 3.1 2.8 2.7 2.8 2.8 2.7 2.7 2.7 1 2.7 2.7 2.7 2.6 2.5 16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Brazil1 Latin America2 90-day NPL Ratio - Brazil 1 -% 15 to 90-day NPL Ratio - Brazil 1 -% 4.0 3.7 3.5 3.5 3.5 3.7 3.3 3.0 2.4 2.3 2.0 2.8 1.0 1.0 2.5 0.8 1.7 1.8 16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. Itaú Unibanco Holding S.A. 11

NPL Creation 6.8 In R$billions 5.3 5.3 4.9 5.0* 4.4 4.4 4.4 3.8 4.2 4.1 3.8 3.8 3.6 3.5 2.3 3.5 3.3 3.2 1.1 0.8 1.0 0.5 0.5 1.1* 0.4 0.8 0.7 0.5 0.1 0.4 0.5 0.2 0.2 0.5 -0.3 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * Excluding the exposure of a corporate cliente, the Total NPL Creation would have been R$4.5 billion and the Wholesale Banking in Brazil NPL Creation would have been R$0.6 billion. Itaú Unibanco Holding S.A. 12

Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment In R$billions .6% 3.7% 3.3% 3.4% 4.3 4.5 4.1 4.3 0.5 0.7 0.6 0.6 0.5 0.2 0.4 0.2 3.2 3.5 3.2 3.5 3Q17 4Q17 1Q18 2Q18 Losses / Loan portfolio (*) – Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) In R$billions 2.9% 2.5% 2.4% 4.3 3.8 3.6 4Q17 1Q18 2Q18 – Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters Itaú Unibanco Holding S.A. 13

Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio 952% 715% 2 618% 245% 220% 204% 166% 169% 169% ¹ Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. 2 Excluding the exposure of a corporate cliente, the Total coverage ratio would have been 244% and the Wholesale Banking in Brazil coverage ratio would have been 845%. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Jun-17 Mar-18 Jun-18 Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil Itaú Unibanco Holding S.A. 14

Commissions & Fees and Result from Insurance In R$billions 2Q18 1Q18 1H18 1H17 Credit Cards 3.0 3.1 -2.8% 6.2 6.0 3.7% Current Account Services 1.8 1.8 0.1% 3.6 3.3 9.2% Asset Management¹ 1.1 1.0 9.1% 2.1 1.7 26.4% Credit Operations and Guarantees Provided 0.8 0.8 0.2% 1.7 1.7 1.7% Collection Services 0.5 0.5 5.7% 0.9 0.8 12.5% Advisory Services and Brokerage 0.4 0.3 29.9% 0.7 0.6 25.8% Other 0.3 0.3 7.9% 0.5 0.6 -5.4% Latin America (ex-Brazil) 0.7 0.7 7.3% 1.4 1.2 11.8% Commissions and Fees 8.7 8.5 2.3% 17.3 15.9 8.6% Result from Insurance Operations² 1.6 1.6 2.7% 3.2 3.1 6.2% Total 10.4 10.1 2.4% 20.5 18.9 8.2% 1 Includes fund management fees and consortia management fees. 2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. Itaú Unibanco Holding S.A. 15

Non-Interest Expenses

In R$ billions	2Q18	1Q18	Δ	1H18	1H17	Δ
Personnel Expenses	(5.1)	(4.9)	3.3%	(10.0)	(9.8)	2.5%
Administrative Expenses	(4.0)	(3.7)	6.7%	(7.7)	(7.8)	-1.3%
Personnel and Administrative Expenses	**(9.0)**	**(8.6)**	**4.8%**	**(17.7)**	**(17.5)**	**0.8%**
Operating Expenses	(1.2)	(1.1)	6.0%	(2.3)	(2.3)	-2.1%
Other Tax Expenses [1]	(0.1)	(0.1)	3.4%	(0.2)	(0.2)	-4.6%
Total Brazil ex-Citibank	**(10.3)**	**(9.8)**	**4.9%**	**(20.1)**	**(20.0)**	**0.5%**
Latin America (ex-Brazil) [2]	(1.6)	(1.5)	9.2%	(3.1)	(2.5)	21.0%
Citibank	(0.4)	(0.4)	-7.7%	(0.8)	-	-
Total	**(12.3)**	**(11.7)**	**5.0%**	**(23.9)**	**(22.6)**	**6.1%**

[1] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; [2] Does not consider overhead allocation.

Employees



96,460
95,984
94,779
94,955
95,065
96,326
99,332
99,618
99,914
13,531
13,552
13,260
13,116
13,204
13,282
13,223
13,205
13,193
716
695
648
620
609
643
572
570
577
82,213
81,737
80,871
81,219
81,252
82,401
85,537
85,843
86,144
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Brazil
Abroad (ex-Latin America)
Latin America

Branches and Client Service Branches



5,154
5,119
5,103
5,005
4,955
4,919
4,981
4,976
4,904
115
130
135
144
154
156
160
160
160
3,707
3,664
3,653
3,553
3,523
3,523
3,591
3,587
3,531
794
780
766
757
736
718
703
704
697
538
545
549
551
542
522
527
525
516
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Itaú Unibanco Holding S.A.

16

Capital Ratios Full application of Basel III rules │June 30, 2018 (1) 0.4% 14.2% 1.0% 13.2% (3) AT1 issued Tier I Capital (2) Mar-18 (4) Jun-18 Common Equity Tier I (CET I) Additional Tier I (AT1) (1) The impact of 0.6% represents AT1 issued. (2) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which was 10.8% in 2017, is at 11.6 nowadays, will be 12.5 in 2019. (3) Based on preliminary information. (4) Includes a 10 basis points impact from the exchange rate variation over the Additional Tier I Capital perpetual notes. Itaú Unibanco Holding S.A. 17

Digital Transformation Use of Digital Channels Individuals 10.3 Companies number of current account holders number of current account holders (in millions) (in millions) 9.1 0.9 1.0 8.1 jun-16 jun-17 jun-18 jun-16 jun-17 Note: Number of retail current account holders that use Internet, mobile or SMS. Share of Transactions through digital channels Jun-16 Jun-18 1.1 Credit 16% 18% Investments 29% 38% Payments 61% 79% jun-18 Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment New Accounts1 Digital Operations on our Operating Revenues (In thousands) Share on the Retail Operating Revenues Efficiency Ratio 984 1,010 952 1,037 1,007 2Q16 2Q18 2Q18 127 Brick and Mortar Branches 91 22% 42 53 61 30% 69.8% vs 2Q173Q174Q171Q182Q18 78% 70% Digital Branches Abreconta App 26.2% Brick and Mortar Branches 1 Individuals accounts. Itaú Unibanco Holding S.A. 18

Distribution of Added Value in the 2Q18 RENTAL PAYMENTS R$0.4 billion 2% 18% TAXES, 33% R$18.3 FEES AND CONTRIBUTIONS billion R$6.0 billion 29% EMPLOYEES R$5.2 billion REINVESTMENTS R$3.3 billion SHAREHOLDERS R$3.4 billion 18% 3% 14% Controllers Free Float 1% approximately Non- 130 thousand Controllers direct shareholders approximately 1 million indirect shareholders* in Brazil Note: includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin. * Indirect shareholders are individuals or institutional investors who have indirectly bought our shares through an investment fund. Itaú Unibanco Holding S.A. 19

2018 Forecast We kept unchanged the ranges of our 2018 forecast. 2018 forecast considers Citibank’s retail operations. Therefore, 2017 income statement basis for 2018 forecast must consider Citibank’s figures in all lines of the income statement and also in the credit portfolio.* Consolidated Brazil 1 Total Credit Portfolio 2 From 4.0% to 7.0% From 4.0% to 7.0% Financial Margin with Clients From -0.5% to 3.0% From -1.0% to 2.5% Financial Margin with the Market Between R$4.3 bn and R$5.3 bn Between R$3.3 bn and R$4.3 bn Cost of Credit 3 Between R$12.0 bn and R$16.0 bn Between R$10.5 bn and R$14.5 bn Commissions and Fees and Result from From 5.5% to 8.5% From 6.5% to 9.5% Insurance Operations 4 Non-Interest Expenses From 0.5% to 3.5% From 0.5% to 3.5% Effective Tax Rate 5 From 33.5% to 35.5% From 34.0% to 36.0% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at a rate of 40%. (*) For further details, please refer to page 13 of the 2Q18 Management Discussion & Analysis. Itaú Unibanco Holding S.A. 20

2018 APIMEC Meeting in São Paulo Wednesday, September 12th at 2:00 p.m. Hotel Unique – Espaço de Eventos Av. Brigadeiro Luiz Antônio, 4700. Jardim Paulista – São Paulo – SP The presentation will be transmitted via website www.itau.com.br/investor-relations, including simultaneous translation into English. Please access the Investor Relations website for further information: www.itau.com.br/investor-relations Itaú Unibanco Holding S.A. 21

Appendix 22

Results – Brazil and Latin America

Itaú

In R$ billions	2Q18			1Q18			Δ		
	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]
Operating Revenues	**28.0**	**25.1**	**3.0**	**27.4**	**24.9**	**2.5**	**2.2%**	**0.5%**	**19.0%**
Managerial Financial Margin	17.3	15.1	2.2	17.0	15.2	1.8	1.7%	-0.8%	23.3%
Financial Margin with Clients	16.0	14.2	1.7	15.3	13.8	1.5	4.5%	3.1%	18.0%
Financial Margin with the Market	1.3	0.9	0.5	1.7	1.4	0.3	-22.8%	-38.1%	48.6%
Commissions and Fees	8.7	8.0	0.7	8.5	7.9	0.7	2.3%	1.9%	7.3%
Result from Insurance [3]	2.0	2.0	0.0	1.9	1.9	0.0	5.3%	4.9%	28.9%
Cost of Credit	**(3.6)**	**(3.1)**	**(0.5)**	**(3.8)**	**(3.3)**	**(0.5)**	**-4.9%**	**-6.5%**	**5.3%**
Provision for Loan Losses	(4.3)	(3.7)	(0.6)	(4.1)	(3.6)	(0.6)	3.9%	2.6%	12.2%
Impairment	(0.0)	(0.0)	-	(0.2)	(0.2)	-	-99.3%	-99.3%	-
Discounts Granted	(0.3)	(0.3)	(0.0)	(0.3)	(0.3)	(0.0)	-3.9%	-4.6%	166.1%
Recovery of Loans Written Off as Losses	0.9	0.9	0.1	0.8	0.7	0.0	18.9%	14.5%	86.0%
Retained Claims	**(0.3)**	**(0.3)**	**(0.0)**	**(0.3)**	**(0.3)**	**(0.0)**	**19.9%**	**22.5%**	**-14.8%**
Other Operating Expenses	**(13.9)**	**(12.2)**	**(1.7)**	**(13.4)**	**(11.7)**	**(1.7)**	**4.1%**	**4.2%**	**3.8%**
Non-interest Expenses	(12.3)	(10.5)	(1.7)	(11.7)	(10.1)	(1.6)	5.0%	4.7%	7.2%
Tax Expenses and Other [4]	(1.7)	(1.7)	0.0	(1.7)	(1.7)	(0.0)	-1.9%	1.2%	-107.1%
Income before Tax and Minority Interests	**10.2**	**9.5**	**0.7**	**10.0**	**9.7**	**0.3**	**1.7%**	**-2.2%**	**129.0%**
Income Tax and Social Contribution	**(3.5)**	**(3.3)**	**(0.1)**	**(3.5)**	**(3.4)**	**(0.1)**	**1.0%**	**-1.6%**	**158.7%**
Minority Interests in Subsidiaries	**(0.3)**	**(0.1)**	**(0.2)**	**(0.1)**	**(0.1)**	**(0.0)**	**184.9%**	**-5.0%**	**422.8%**
Recurring Net Income	**6.4**	**6.1**	**0.3**	**6.4**	**6.2**	**0.2**	**-0.6%**	**-2.5%**	**57.8%**

[1] Includes units abroad ex-Latin America.
[2] Latin America information is presented in nominal currency.
[3] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[4] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
23

Total Allowance by Type of Risk – Consolidated

In R$ billions

Allocation of Total Allowance(*) by Type of Risk - Consolidated



37.4
36.7
36.1
Potential[3]
17.2
16.1
16.1
Aggravated
9.9
9.9
10.0
Overdue
10.3
10.6
10.0
Jun-17
Mar-18
Jun-18
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil[1] 6.0
Wholesale-Brazil[1] 7.7
Latin America[2] 2.5
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/aggravated)
Retail - Brazil[1] 1.0 4.0 5.0
Wholesale-Brazil[1] 0.3 3.5 3.8
Latin America[2] 0.3 1.0 1.3
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil[1] 2.6 5.1 7.6
Wholesale-Brazil[1] 0.3 0.8 1.0
Latin America[2] 0.6 0.7 1.3

Regulatory Breakdown



36.1
Complementary Allowance
7.6
Allowance for Financial Guarantees Provided
1.8
9.4
Generic Allowance
12.9
Specific Allowance
13.8
Jun-18

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A. 24

Conference Call 2nd quarter 2018 - Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations Marcos Magalhães Merchant Acquirer Executive Director